IDIT I.D.I. TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

INDEX

Page

Report of Independent Auditors	2

Consolidated Balance Sheets	3

Consolidated Statements of Comprehensive Income	4

Consolidated Statements of Changes in Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Financial Statements	8 - 45

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Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of

IDIT I.D.I. TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of IDIT I.D.I. Technologies Ltd. and its subsidiaries ("the Company") as of December 31, 2010 and the related consolidated statement of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As described in Note 1c to the financial statements, the Company's financial statements do not include comparative figures for 2009 that are required under the IFRS and not required by Rule 3-05 of the SEC Regulation S-X.

In our opinion, based on our audit, except for the omission of comparative prior year figures as described above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010, and the consolidated results of their operations, shareholders' equity and their cash flows the year then ended in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

/s/ KOST FORER GABBAY & KASIERER

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 11, 2013	A Member of Ernst & Young Global

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

		December 31,
		2010
	Note	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	17,256
Restricted deposit	3	768
Trade receivables	4	3,698
Other accounts receivable	5	1,856

		23,578
NON-CURRENT ASSETS:
Restricted deposit	3	250
Long-term deposit	6	78
Property, plant and equipment	7	1,698
Intangible assets	8	422
Deferred taxes		4,095

		6,543

		30,121
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks	9	416
Trade payables	10	2,009
Deferred revenues and customer advances		7,655
Employees and payroll accruals		7,761
Other accounts payable	11	1,958

		19,799
NON-CURRENT LIABILITIES:
Employee benefit liabilities	12	1,292

EQUITY	13	9,030

		30,121

The accompanying notes are an integral part of the consolidated financial statements.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2010
	Note	NIS in thousands

Revenues from sale of software and contract work performed		59,422

Cost of sales and contract work		33,836

Gross profit		25,586

Research and development expenses		8,637

Selling and marketing expenses		7,616

General and administrative expenses		6,245

Operating income		3,088

Finance income		140

Finance expenses		(1,306)

Income before taxes on income		1,922

Tax benefit	14e	(122)

Net income		2,044

Total comprehensive income		2,044

The accompanying notes are an integral part of the consolidated financial statements.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Additional paid-in capital	Accumulated deficit	Capital reserve	Total
	NIS in thousands

Balance at January 1, 2010	38	42,720	(36,618)	621	6,761

Total comprehensive income	-	-	2,044	-	2,044
Cost of share-based payment	-	-	-	225	225

Balance at December 31, 2010	38	42,720	(34,574)	846	9,030

The accompanying notes are an integral part of the consolidated financial statements.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,
2010
NIS in thousands

Cash flows from operating activities:

Net income	2,044
Adjustments to reconcile net income to net cash provided by operating activities (a)	956

Net cash provided by operating activities	3,000

Cash flows from investing activities:

Long-term deposit, net	(24)
Investment in financial derivatives	(115)
Realization of financial derivatives	(294)
Purchase of intangible assets	(460)
Purchase of property, plant and equipment	(382)

Net cash used in investing activities	(1,275)

Cash flows from financing activities:

Short-term credit from banks, net	(48)

Net cash used in financing activities	(48)

Increase in cash and cash equivalents	1,677
Cash and cash equivalents at beginning of year	15,579

Cash and cash equivalents at end of year	17,256

The accompanying notes are an integral part of the consolidated financial statements.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2010
		NIS in thousands

(a)	Adjustments to reconcile net income to net cash provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	1,064
	Decrease in employee benefit liabilities, net	(153)
	Finance expenses on long-term deposit	(13)
	Cost of share-based payment	225
	Deferred taxes, net	(396)
	Net change in fair value of financial derivatives	167

	Changes in asset operating and liability items:

	Decrease in trade receivables	2,785
	Decrease in other accounts receivable	775
	Decrease in trade payables	(1,184)
	Decrease in deferred revenues and customer advances	(2,158)
	Increase in employees and payroll accruals	194
	Decrease in other accounts payable	(350)

		956
(b)	Additional cash flow information:

	Cash paid during the year for:

	Interest and commissions	167

	Taxes on income	251

	Cash received during the year for:

	Interest	140

(c)	Cash flows from non-cash activities:

	Purchase of property, plant and equipment	22

The accompanying notes are an integral part of the consolidated financial statements.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Company description:

The Company was established in December 1997 and commenced its operations in early 1998.

The Company is engaged in the development, marketing and sale of software solutions for insurance companies in the elementary insurance market.

The Company has several major customers. (See also Note 17)

b.	Definitions:

In these financial statements:

The Company	-	IDIT I.D.I. Technologies Ltd.

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27) and whose accounts are consolidated with those of the Company.

Related parties	-	as defined in IAS 24.

c.	Comparative figures for 2009:

The Company's financial statements do not include comparative figures for 2009 that are required under the IFRS and not required by Rule 3-05 of the SEC Regulation S-X.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.	Measurement basis:

The Company's financial statements have been prepared on a cost basis, except for liability for share-based payment which is measured at fair value.

The Company has elected to present the statement of comprehensive income using the nature of expense method.

2.	The preparation format of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Changes in accounting policies in view of the adoption of new standards:

IAS 7 - Statement of Cash Flows:

According to the amendment to IAS 7, only cash flows that had been recognized as an asset may be classified as cash flows from investing activities. The amendment is applied retrospectively as of January 1, 2010.

b.	Significant judgments, estimates and assumptions used in the preparation of the financial statements:

Judgments:

In the process of applying the significant accounting policies, the Company has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Classification of leases:

In order to classify a lease as either finance or operating lease, the Company examines whether the lease essentially transfers all the risks and benefits incidental to ownership of the leased asset. In this respect, the Company also examines such criteria as the existence of the option to purchase the asset at an opportunity cost, the lease term with respect to the economic life of the asset and the fair value of the minimum lease payments with respect to the fair value of the entire asset.

-	Recognizing revenue on a gross or net basis:

In cases where the Company acts as agent or broker without bearing any of the risks and rewards derived from the transaction, its revenue is presented on a net basis. In contrast, if the Company acts as main supplier and bears the risks and rewards derived from the transaction, its revenue is presented on a gross basis.

Estimates and assumptions:

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the adoption of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the reported date and the critical estimates computed by the Company that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Pensions and other post-employment benefits:

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 12.

-	Deferred tax assets:

Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are given in Note 15.

-	Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined using an option-pricing model. The model's assumptions consist of the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

c.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the reported date is considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The accounting policy in the financial statements of the subsidiaries was applied consistently and uniformly with the policy applied in the financial statements of the Company.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Functional currency and foreign currency:

1.	Functional currency and presentation currency:

The presentation currency of the financial statements is the NIS.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When a Group entity's functional currency differs from the functional currency of the company, that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities at the end of each reporting period (including comparative data) are translated at the closing rate at the end of the reporting period. Goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated at the closing rate at the end of the reporting period.

b)	Income and expenses for each period presented in the statement of income (including comparative data) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions (such as dividend) during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized as a separate component of other comprehensive income (loss) in equity "foreign currency translation reserve".

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency (other than the functional currency) are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each balance sheet date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are recognized in the statement of income. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, however, they are repayable on demand without penalty and form part of the Company's cash management.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. The Company also recognizes a provision for groups of customers that are collectively assessed for impairment based on their credit risk characteristics. Impaired debts are derecognized when they are assessed as uncollectible.

g.	Derivative financial instruments designated as hedges:

The Company occasionally enters into contracts with derivative financial instruments such as forward currency contracts (forward) in respect of foreign currency to hedge its risks associated with foreign exchange rates and interest rate fluctuations. Such derivative financial instruments are initially recognized at fair value. After initial recognition, the financial derivatives are measured at fair value. Derivatives are carried in the balance sheet as assets when the fair value is positive and as liabilities when the fair value is negative.

As of December 31, 2010 the company has no derivatives that qualify for hedge accounting.,

h.	Leases:

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS 17.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company as lessee:

1.	Finance leases:

Finance leases transfer to the Company substantially all the risks and benefits incidental to ownership of the leased asset (computers). At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method.

After initial recognition, the leased asset is accounted for according to the accounting policy accepted for this type of asset (see i).

2.	Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

i.	Property, plant and equipment:

Items of Property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Office furniture and equipment	7 - 15	7
Computers and peripheral equipment	33	33
Leasehold improvements	see below

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of Property, plant and equipment, see k below.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of comprehensive income when the asset is derecognized.

j.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statement of comprehensive income.

The useful life of intangible assets is as follows:

Years

Computer software	3

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of comprehensive income.

Software:

The Company's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it, is classified as property, plant and equipment. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development expenses:

Research expenses are recognized in the statement of income when incurred. An intangible asset arising from a development project or from the development of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

k.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (fixed assets and other assets) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of comprehensive income.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The impairment loss of an asset presented at cost is carried to profit or loss.

l.	Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are carried to the statement of comprehensive income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also carried to the relevant item in equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reported date as well as adjustments required in connection with the tax liability in respect of previous years.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of comprehensive income or to equity, based on tax laws that have been enacted or substantively enacted by the reported date. The amount for deferred taxes in the statement of comprehensive income represents the changes in said balances during the reported period.

Deferred tax assets are reviewed at each reported date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

All deferred tax assets are presented in the balance sheet as non-current assets.

m.	Share-based payment transactions:

The Company's employees are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model, additional details are given in Note 13.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost of equity-settled transactions is recognized in the comprehensive income, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of comprehensive income represents the movement in cumulative expense recognized at the end of that reported period.

No expense is recognized for awards that do not ultimately vest

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

n.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employee-employer relation is measured using the projected unit credit method. The actuarial assumptions include future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

The liability for employee benefits presented in the balance sheet presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses.

Actuarial gains and losses are recognized in profit or loss in the period in which they occur.

o.	Revenue recognition:

Revenues are recognized in the statement of comprehensive income when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts.

Revenues from construction contracts:

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Company's (performing contractor) ability to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of actual costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable ("zero profit margin" presentation).

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Finance income and expenses:

Finance income comprises interest income on amounts invested. Interest income is recognized as it accrues using the effective interest method.

Finance expenses comprise interest expenses on borrowings, impairment losses of financial assets and losses on hedges recognized in profit or loss.

Changes in fair value of financial assets at fair value through profit or loss include interest and dividend income.

Gains and losses on exchange rate differences are reported on a net basis.

q.	Disclosure of new IFRSs in the period prior to their adoption:

IAS 1 - Presentation of Financial Statements:

In June 2011, the IASB issued an amendment to IAS 1 ("the Amendment") which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage (such as upon derecognition or recovery) should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter. Earlier application is permitted.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IFRS 7 - Financial Instruments: Disclosure:

The amendments to IFRS 7 deal with the following issues:

1.	Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the connection between the quantitative disclosures and the qualitative disclosures as well as the nature and scope of risks arising from financial instruments. The Standard also minimizes the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment will be adopted retrospectively starting from the financial statements for periods commencing on January 1, 2011. Early adoption is permitted.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	New and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reported date. The objective of the amendment is to assist the users of the financial statements assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment will be adopted prospectively starting from the financial statements for periods commencing on January 1, 2012. Early adoption is permitted.

The necessary disclosures will be included in the Company's financial statements.

IAS 12 - Income Taxes:

The amendment to IAS 12 applies to investment property measured at fair value. According to the amendment, the deferred tax asset/liability in respect of such property should be measured based on the presumption that the carrying amount of the property will be recovered in full through sale (and not through use). However, if the investment property is depreciable and is held within a business model with the objective of recovering substantially all of the underlying economic benefits through use and not sale, the sale presumption is rebutted and the Company should apply the regular guidelines of IAS 12 (namely, deferred taxes are measured based on the expected recovery of the property as determined by management - through sale or use).

The amendment supersedes the provisions of SIC 21 that require separation of the land component and the building component of investment property measured at fair value in order to calculate the deferred tax.

The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2012. Earlier application is permitted.

The Company believes that the amendment is not expected to have a material effect on the financial statements

IFRS 9 - Financial Instruments:

1.        The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 ("the Standard") focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Standard, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently reclassified to profit or loss). If equity instruments are held for trading, they should be measured at fair value through profit or loss. When an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

2.         The IASB issued certain amendments to the Standard regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of the Standard regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company believes that the Standard is not expected to have a material effect on the financial statements.

IFRS 10, IFRS 12, IFRS 13 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities, Fair Value Measurement:

In May 2011, the IASB issued four new Standards: IFRS 10, "Consolidated Financial Statements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

The main provisions of the Standards and their expected effects on the Company are as follows:

IFRS 10 - Consolidated Financial Statements:

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, "Consolidation - Special Purpose Entities".

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee's activities that significantly affect the investor's return.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management's intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee's voting rights (de facto control), as opposed to the provisions of the existing IAS 27 which permits a choice between two consolidation models - the de facto control model and the legal control model.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 10 is not expected to have a material effect on the financial statements.

IFRS 12 - Disclosure of Interests in Other Entities:

IFRS 12 prescribes disclosure requirements for the Company's investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

The required disclosures will be included in the Company's financial statements upon initial adoption of IFRS 12.

IFRS 13 - Fair Value Measurement:

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard's effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data.

The appropriate disclosures will be included in the Company's financial statements upon initial adoption of IFRS 13.

As for the effect on the financial statements, the Company believes that IFRS 13 is not expected to have a material impact on its financial statements.

IAS 19 (Revised) - Employee Benefits:

The IASB made several changes to IAS 19, the principal of which are as follows:

-	The remeasurement of the net defined benefit liability (formerly - actuarial gains and losses) are recognized in other comprehensive income t and not in profit or loss.

-	The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated.

-	Income from the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities. The return on plan assets excluding the aforementioned income recognized in profit or loss is included in the remeasurement of the net defined benefit liability.

-	The distinction between short-term employee benefits and long-term employee benefits is based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

-	Past service cost arising from changes in the plan is recognized immediately.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company estimates that the Standard is not expected to have a material impact on its financial statements.

Amendments to IFRS 10, IFRS 11, IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In July 2012, the IASB issued certain amendments to the above Standards ("the Amendments") which provide certain reliefs with respect to the transition provisions and allow restatement of comparative amounts for one year only. The restatement of comparative amounts for earlier periods is optional. The Amendments also eliminate the requirement to present comparative amounts for earlier periods regarding non-consolidated structured entities. The Amendments are effective starting from financial statements for annual periods commencing on January 1, 2013. Earlier adoption is permitted.

In October 2012, the IASB issued amendments applicable to investment companies (amendments to IFRS 10, IFRS 12 and IAS 27 collectively - "the amendments applicable to investment companies") according to which investment companies are not required to consolidate the financial statements of their subsidiaries but rather measure the investment therein at fair value through profit or loss. The amendments applicable to investment companies establish specific disclosure requirements. Investment companies are companies whose sole objective is to invest in portfolio companies for the purpose of achieving gains from appreciation or disposal of the investment therein or both.

The amendments applicable to investment companies are effective starting from financial statements for annual periods commencing on January 1, 2014. Earlier adoption is permitted so as to allow investment companies to adopt these amendments on the same date as adoption of IFRS 10.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS

a.	Composition:

December 31,
2010
NIS in thousands

Cash and deposits for immediate withdrawal	17,256

Short-term restricted deposit	768

Long-term restricted deposit	250

b.	The cash at banks as of December 31, 2010 are in NIS, Euro, U.S. dollar and Australian dollar and are non-interest bearing.

c.	Short-term deposits at banks are either daily or weekly deposits in NIS and earn interest at the annual rate of 1.5%.

d.	The restricted deposits as of December 31, 2010 are in NIS. The short-term restricted deposit is used as a security for a bank credit that as of December 31, 2010 is unused. The long-term restricted deposit is used as a security for a bank guarantee on a lease agreement of approximately NIS 250 thousand (see Note 16a).

NOTE 4:- TRADE RECEIVABLES

a.	Composition:

December 31,
2010
NIS in thousands

Open accounts	2,445
Accrued income	1,253

3,698

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- TRADE RECEIVABLES (Cont.)

b.	Trade receivables are non-interest bearing. The average credit terms are 30-60 days.

An analysis of past due but not impaired trade receivables (allowance for doubtful accounts), with reference to balance sheet date:

		Past due trade receivables with ageing of
	current	< 30 days	30 – 60 days	60 – 90 days	90 – 120 days	>120 days	Total
	NIS in thousands

December 31, 2010	2,043	212	92	-	98	-	2,445

c.	Trade receivables as of December 31, 2010 is net of deferred revenues of NIS 4,857 thousand .

NOTE 5:- OTHER ACCOUNTS RECEIVABLE

December 31,
2010
NIS in thousands

Government authorities	1,253
Prepaid expenses	352
Financial derivatives	242
Other receivables	9

1,856

NOTE 6:- LONG-TERM DEPOSIT

December 31,
2010
NIS in thousands

Vehicles in operating lease	60
Equipment in operating lease	18

78

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT

2010:

	Computers	Furniture and equipment	Leasehold improvements	Total
	NIS in thousands
Cost:

Balance at January 1, 2010	3,963	781	256	5,000
Additions during the year	230	90	84	404

Balance at December 31, 2010	4,193	871	340	5,404

Accumulated depreciation:

Balance at January 1, 2010	2,425	366	35	2,826
Additions during the year	728	50	102	880

Balance at December 31, 2010	3,153	416	137	3,706

Depreciated cost at December 31, 2010	1,040	455	203	1,698

NOTE 8:- INTANGIBLE ASSETS

Compute software
NIS in thousands
Cost:

Balance at January 1, 2010	433
Additions	214

Balance at December 31, 2010	647

Accumulated amortization:

Balance at January 1, 2010	41
Amortization charged during the year	184

Balance at December 31, 2010	225

Net book value:

At December 31, 2010	422

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- INTANGIBLE ASSETS (Cont.)

Amortization charges:

Amortization charges of intangible assets are classified in the statement of comprehensive income as follows:

Year ended December 31,
2010
NIS in thousands

Cost of sales and contract work	156
Research and development expenses	28

184

NOTE 9:- CREDIT FROM BANKS

December 31,
2010
NIS in thousands

Short-term credit from banks in foreign currency	416

The short-term credit as of December 31, 2010 is in Euro and bears annual interest at the rate of 3.1%.

NOTE 10:- TRADE PAYABLES

December 31,
2010
NIS in thousands

Open accounts	1,964
Notes payable	45

2,009

Trade payables are non-interest bearing and are normally settled on 30-60 day terms.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- OTHER ACCOUNTS PAYABLE

December 31,
2010
NIS in thousands

Accrued expenses	1,524
Government authorities	412
Other	22

1,958

NOTE 12:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary which, in management opinion, establishes the entitlement to receive the compensation.

b.	The Company accounts for that part of the payment of compensation that is not covered by contributions, as above, as a defined benefit plan for which an employee benefit liability is recognized.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

c.	Defined benefit plans:

1.	Expenses recognized in the statement of comprehensive income:

Year ended December 31,
2010
NIS in thousands

Current service cost	1,989
Interest cost on benefit obligation	349
Expected return on plan assets less provision for compensation	(255)
Net actuarial loss (gain) recognized in the year	(184)

Total employee benefit expenses	1,899

Actual return on plan assets	521

The expenses presented in the statement of comprehensive income:
Cost of sales	1,164
Research and development expenses, net	378
Selling and marketing expenses	166
General and administrative expenses	191

1,899

2.	The plan assets (liabilities):

December 31,
2010
NIS in thousands

Defined benefit obligation	(8,236)
Fair value of plan assets	6,944

Total liabilities, net *)	(1,292)

*)	Cumulative amounts for the value of the obligation and the value of the rights in the plan assets.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

3.	The discount rate used to compute the actuarial liabilities is based on interest on Government bonds since the Company believes there is no deep market for corporate bonds in Israel. The issue of the discount rate is under examination and it is possible that ultimately a decision will be adopted in Israel whereby the proper discount rate should be based on corporate bonds. In such case, the data included in the note may change since the use of interest at a higher rate will reduce the actuarial liability on the one hand and increase the current finance expenses in respect of the actuarial liability on the other.

4.	Changes in the present value of defined benefit obligation:

2010
NIS in thousands

Obligation at January 1,	6,810

Interest cost	349
Current service cost	1,989
Benefits paid	(994)
Net actuarial loss	82

Obligation at December 31,	8,236

5.	Plan assets:

a)	Plan assets comprise assets held by a long-term employee benefit fund and qualifying insurance policies.

b)	The movement in the fair value of the plan assets:

2010
NIS in thousands

Plan assets at January 1,	5,365

Expected return	255
Contributions by employer	2,044
Benefits paid	(986)
Net actuarial gain	266

Plan assets at December 31,	6,944

The expected return on plan assets is based on the type of assets.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTE 12:- EMPLOYEE BENEFIT ASSETS AND LIABILITIES (Cont.)

6.	The principal assumptions used in determining the obligation for the defined benefit plan:

2010

Discount rate	5.27

Expected rate of real return on plan assets	2.85

Future real salary increases	3.00

7.	The amounts for the current and previous years:

2010
NIS in thousands

Present value of defined benefit obligation	8,236

Fair value of plan assets	6,944

Deficit in the plan	1,292

NOTE 13:- EQUITY

a.	Composition of share capital:

	December 31, 2010
	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 1 par value each	45,000	30,691
Preferred A1 shares of NIS 1 par value each	5,000	4,911
Preferred A2 shares of NIS 1 par value each	3,000	-

	53,000	35,602

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- EQUITY (Cont.)

2.	Issued and outstanding share capital:

	Number of shares	NIS par value

Balance at January 1, 2010	35,602	35,602

Issue of share capital	-	-

Balance at December 31, 2010	35,602	35,602

b.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividends, rights upon liquidation of the Company and right to nominate the directors in the Company.

2.	The rights of shares by virtue of exercise of employee options have restrictions of voting rights, transferability rights and other rights until the shares are listed on the stock exchange.

3.	Preferred shareholders are entitled in addition to all the rights of Ordinary shareholders, to preference of up to 1.75 of their investment in the event of distribution of dividends, liquidation or sale of the Company's assets.

c.	Issue of stock options:

On November 22, 2000, the Company's Board approved the "2001 plan for the grant of options to the Company's employees".

On August 1, 2004, the Company's Board approved the "2004 Israeli plan for the allocation of options".

The total number of options to be issued as approved by both of the above plans is 5,825 options.

d.	Share-based payment:

1.	The expenses recognized in the Company's financial statements for the years ended December 31, 2010for employee option plans under the fair value of the options were NIS 225 thousand.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- EQUITY (Cont.)

2.	The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

	2010
	Number of options	Weighted average exercise price
		$

Share options outstanding at beginning of year	4,835	382
Share options granted during the year	225	375
Share options forfeited during the year	(70)	(411)

Share options outstanding at end of year	4,990	381

Share options exercisable at end of year	3,820	383

*)	The exercise price is in NIS according to the representative exchange rate of the dollar at the date of exercise.

The following table lists the inputs used for the fair value measurement of equity-settled share options for the years ended December 31, 2010 :

2010

Historical volatility of the share prices (%)	50
Risk-free interest rate (%)	1.4
Expected life of share options (years)	6.25
Share price ($)	324
Expected dividend	-

The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

No additional parameters were taken when the fair value of the share options settled by equity instruments were measured, except those presented above.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation.

The Law for the Encouragement of Capital Investments, 1959 ("the Law"):

According to the Law, the Company is entitled to various tax benefits by virtue of the approved enterprise" and "beneficiary enterprise" status granted to it, as implied by this Law. The principal benefits by virtue of the Law are:

Tax benefits and reduced tax rates:

The Company's tax exempt in the first two years from the first year the Company earns taxable income and tax at the reduced rate of 25% for a period of five years, instead of the regular tax rate. The Company did not use the reduced tax rate since it did not yet recognized taxable income.

The benefit period starts with the first year the approved enterprise earns taxable income, subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval as an approved enterprise under the Law.

If dividends are distributed out of tax exempt profits, as above, the Company will become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it was not under the alternative track. The Company's policy is not to distribute dividends as above.

The Company is eligible for deduction of accelerated depreciation on property, plant and equipment used by the approved enterprise during the first five years of the asset's operation.

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letter of approval for the investments in the approved enterprise. Non-compliance with the conditions may cancel all or part of the benefits and refund of the amount of the benefits, including interest. Through the date of the issuance of the financial statements, the Company met all the aforementioned conditions.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (Cont.)

Amendment to the Law for the Encouragement of Capital Investments, 1959:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments in the Law for the Encouragement of Capital Investments, 1959 ("the Law"). The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the effect of the amendment to the Law for the Encouragement of Capital Investments on its financial statements and, as of the date of the issuance of the financial statements, the Company believes that it will not opt to apply the amendment and, accordingly, it did not revise its deferred tax balances as of December 31, 2010.

The Company's estimate may change in the future.

b.	Tax rates applicable to the Company:

The Israeli corporate tax rate was 25% in 2010.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

c.	Tax assessments:

The Company has not received final tax assessments since its incorporation. Assessments through the 2008 tax year are subject to limitation.

d.	Accumulated loss for tax purposes:

Accumulated loss for tax purposes of the Company total approximately NIS 28 million as of December 31, 2010. As of December 31, 2010, the Company has a deferred tax asset of NIS 4,095 thousand relating to part of the accumulated losses for tax purposes, based on the Company's expectation as to the utilization of the losses in the foreseeable future. These taxes were recorded at the weighted tax rate of about 23%.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME (Cont.)

e.	Taxes on income included in the statements of comprehensive income:

December 31,
2010
NIS in thousands

Current taxes (1)	274
Deferred taxes	(396)

(122)

(1)	Current taxes derived from the subsidiaries' activity and from withholding tax by customers.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- COMMITMENTS, CHARGES AND GUARANTEES

a.	Guarantees:

To secure the fulfillment of the Company's obligations under a lease agreement, the Company provided to the lessor an index-linked bank guarantee of approximately NIS 250 thousand. The guarantee is valid until March 31, 2014.

b.	The Company entered into a credit facility agreement with a bank under which the bank provided the Company with a $ 4 million credit facility to be used as short-term borrowings, loans in foreign currency, on-call loans, current loan account as well as a security for the exposure to financial instruments.

As condition of providing the credit facility, the Company recorded in favor of the bank an unlimited senior floating charge on all the Company's assets and an undertaking to fulfill the following financial covenants:

1.	The ratio of the Company's trade receivable balance plus the Company's cash balance to the credit used shall be more than 130%;

2.	The Company's equity shall be positive;

3.	The Company shall maintain, at any time, cash at its bank account of at least $ 500 thousand. If the credit facility is not used in its entirety, the demand to maintain such amount of cash will be lowered to the ratio of one-to-one for total unused facility. Also, if the ratio of equity to total balance sheet is over 25% and the equity is at least $ 1 million, the above stipulation of maintaining cash no longer prevails.

As of December 31, 2010, the Company did not use the credit facility, except securities in the amount of approximately NIS 1.3 million for the exposure to financial instruments.

Further, the Company recorded a fixed charge on a deposit of approximately NIS 1 million that is used as a security for a bank guarantee of approximately NIS 250 thousand relating to a lease agreement (see a above) and as a security for unused bank credit as of December 31, 2010 (see Note 3d).

c.	Commitments:

Operating lease payments commitment:

1.	The Company entered into operating lease agreements on vehicles with an average life of three years. The agreement contains an option to return the vehicles for the payment of a fee equal to three months of lease in the first year, two months of lease in the second year and one month of lease in the third year.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- COMMITMENTS, CHARGES AND GUARANTEES (Cont.)

2.	The Company entered into a lease agreement on offices covering 1,615 sq.m. for a period of three years starting March 2008 ("the first lease term"). The Company leases an additional space of 274 sq.m. in the same office building from June 2009 to the end of the first lease term. The Company exercised the renewal option of the above lease term by three additional years from the end of the first lease term. The Company has a renewal option of the above lease terms for four additional years.

The Company entered into a lease agreement on other offices covering 700 sq.m. for a period of 15 months starting April 2010 ("the first lease term"). The Company has a renewal option of the above lease term by 12 additional months from the end of the first lease term. In September 2010, the Company signed an agreement to reduce the leased space of the other offices from 700 sq.m. to 322 sq.m. from September 2010 to the end of the first lease term or the extended term, if and as far as the option is exercised.

The subsidiary in Belgium entered into a lease agreement on offices covering 311 sq.m. until October 2010 and it renewed this agreement by nine additional years ending in October 2019, with an option to terminate the agreement with an advance one-year notice at the beginning of each year of lease.

Future minimum rentals and management and maintenance fees payable under non-cancellable lease agreements of the above offices as of December 31 are:

2010
NIS in thousands

Within one year	2,395
Between one and five years	4,497

6,892

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- BUSINESS SEGMENTS

Major customers:

December 31,
2010
NIS in thousands

Revenues from major customers	42,228

% of total sales

Customer A	37%
Customer B	20%
Customer C	14%

71%

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- FINANCIAL INSTRUMENTS

a.	Financial risks factors:

The Company's activities expose it to various financial risks such as market risk (foreign exchange risk, Israeli CPI risk, interest risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company's financial performance. The Company utilizes derivatives in order to hedge certain exposures to risks.

The Company's comprehensive risk management plan focuses on activities that identify, monitor and control such risks on a regular basis and that seek to minimize potential adverse effects on the Company's financial performance.

The investment committee of the Company's Board periodically examines such risks and recommends before the Company's Board and management on the appropriate measures that should be taken to reduce such risks. Also, the Company is supported by a professional consulting to solve risks management.

1.	Foreign exchange risk:

The Company operates in a large number of countries and is exposed to foreign exchange risk resulting from the exposure to different currencies. As of December 31, 2010, the Company's major revenues are in Euro and most of its expenses are in NIS and, therefore, significant fluctuations in the exchange rate may have a significant impact on its monetary results.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- FINANCIAL INSTRUMENTS (Cont.)

2.	Credit risk:

a)	Trade receivables:

All Company's customers are of the insurance industry in different countries overseas. Part of the Company's customers are major customers (see Note 17). As of December 31, 2010, most of the Company's customers are from Europe and Asia-Pacific.

Accordingly, the Company is exposed to concentration of credit risks and adverse affect of the insurance industry in a certain geographical area of the Company's operations or of the financial strength of a major customer may have significant impact on the Company's monetary results.

The Company regularly monitors the trade receivables. The Company believes that there are no doubtful accounts as of December 31, 2010. See Note 4 regarding details of said trade receivables and the average ageing and credit day terms.

b)	Cash:

As of December 31, 2010, cash and cash equivalents amounted to NIS 17,256 thousand and short and long-term restricted deposits amounted to NIS 1,018 thousand. All deposits are invested with high quality financial corporations in Israel or in Europe.

3.	Liquidity risk:

As of December 31, 2010 the Company - consolidated - has current liabilities that will mature in less than 12 months in the amount of NIS 19,799 thousand and thousand. Of the above amount, trade payables as of December 31, 2010 amount to NIS 2,009 thousand, that are normally settled on 30-60 day terms (see Note 10).

As of December 31, 2010, the ratio of working capital and total liabilities to total balance sheet is 1.19 and 0.70, respectively.

b.	Sensitivity analysis relating to changes in market factors:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity analysis of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis present the profit or loss in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The analysis of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all the other variables are constant.

IDIT I.D.I. TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- FINANCIAL INSTRUMENTS (Cont.)

As of December 31, 2010 the sensitivity to changes in the interest rate, in the exchange rate of the dollar and in the increase in the Israeli CPI is immaterial.

As of December 31, 2010 the sensitivity to changes in the exchange rate of the Euro is as follows:

	Sensitivity analysis to changes in the € exchange rate
	Gain (loss) from the change
	Increase of 1% in € rate	Decrease of 1% in € rate
	NIS in thousands

2010	520	(520)

c.	Derivatives and hedging:

Derivatives not designated as hedging instruments:

As of December 31, 2010, the Company's major revenues are in Euro and it is exposed to significant fluctuations in the exchange rate that may have a significant impact on its monetary results, as described in a1.

To hedge against the fluctuations in the Euro rate, the Company applies a hedging policy on portion of the net cash flows in Euro by a dynamic hedging model using forward contracts and options for the next 12 months.

Since the hedging is managed on the entire cash flow in Euro and is not specifically attributable to a particular transaction, it is difficult to accurately measure the hedge effectiveness according to accounting principles and, therefore, for the purpose of accounting these derivatives are not classified as fair value hedges and the changes in their fair value are carried to finance income and expenses in profit or loss in the reporting period when incurred.

As of December 31, 2010, the open hedges entered into by the Company are on total flow of approximately € 2.7 million.

- - - - - - - - - - - - -

NOTE 18:- SUBSEQUENT EVENT

On August 21, 2011, all the company’s outstanding shares were acquired by Sapiens International Corporation N.V (“Sapiens“) in consideration for Sapiens’ shares and options amounting to $ 31,444.